

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2014

<u>Via E-mail</u>
Rudy Campidonica
Chief Executive Officer
Fitweiser Holdings, Inc.
5348 Vegas Drive
Las Vegas, NV 89108

> **Re:** **Fitweiser Holdings, Inc.**
> **Item 4.01 Form 8-K**
> **Filed June 3, 2014**
> **File No. 000-55166**

Dear Mr. Campidonica:

We have limited our review of your Form 8-K to those issues we have addressed in our comment. We think you should amend your Form 8-K in response to this comment. If you disagree, we will consider your explanation as to why an amendment is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.

1. Please amend your Form 8-K to include the required letter from your former auditor, R.R. Hawkins and Associates International, P.C. stating whether they agreed with the statements made in this Form 8-K relating to your Item 4.01 disclosures. Item 3-04 of Regulation S-K requires this letter to be filed with the Commission within ten days after the filing of the report.

   In addition, disclose whether the former auditor's report on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification.

   State whether, during your two most recent fiscal years and any subsequent interim period before your former auditor was dismissed, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure.

Please amend your filing and respond to this comment within five business days or tell us when you will respond.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions should be directed to the undersigned at (202) 551-3308.

Sincerely,

/s/ Patrick Kuhn

Patrick Kuhn
Staff Accountant